Elevate Ashland



CRUISER CAPITAL ADVISORS

January 14, 2019

http://ElevateAshland.com/

Table of Contents

1. Why We Are Here: Change is Needed

2. Ashland's Underperformance & Valuation Discount

3. TSR: "Myth" of Ashland Returns

4. Ashland's Poor Corporate Governance & Oversight

5. Our Nominees Provide Solutions

CRUISER CAPITAL
ADVISORS, LLC

Change is Needed

Ashland has clear, urgent operational and corporate governance problems.

Our nominees are perfectly positioned to help – and drive value for all stockholders.

Our Nominees Have the Right Experience and Expertise

Per the matrix utilized by Ashland to evaluate their directors, ALL of our nominees meet ALL the skills and criteria laid out by Ashland and fill the R&D/Science/Technology weaknesses at Ashland it highlights.

Director Nominee	Chemicals	Executive Leadership	Accounting & Finance	Operations	Global / International	Public Company Board Experience	R&D / Science / Technology
Dr. William H. Joyce	✔	✔	✔	✔	✔	✔	✔
Allen A. Spizzo	✔	✔	✔	✔	✔	✔	✔
Patrick E. Gottschalk	✔	✔	✔	✔	✔	✔	✔
Carol S. Eicher	✔	✔	✔	✔	✔	✔	✔

CRUISER CAPITAL ADVISORS, LLC

1

Why We Are Here



Executive Summary

- **We are seeking support to strengthen the Ashland Board** to benefit all shareholders through the addition of Dr. Bill Joyce, Allen Spizzo, Carol Eicher and Pat Gottschalk as directors. Each is a highly accomplished chemical industry executive, who has purchased shares, and is fully aligned with shareholders.

- **We believe that Ashland's Board has failed to address critical challenges**:

    1. **Operational Underperformance** *(Lack of organic growth over past 5 years; poor FCF conversion, bloated cost structure, many initiatives have failed to yield results)*
    2. **Poor Corporate Governance & Oversight** *(Ineffective oversight; Board violates its own guidelines; openly makes misleading claims; Board promoting disingenuous entrenchment maneuvers)*

- **Management and oversight deficiencies have adversely impacted stockholder value.** Ashland trades at a substantial discount to intrinsic value – which we believe is in excess of $125+ per share

- **To date, Ashland has mainly "reacted" vs. being "proactive" when it comes to addressing operational and corporate governance problems** – making improvements only when pushed by shareholders

- **Change is needed now. Real Opportunity to Increase Value Exists. Our Nominees can help achieve this.**

Each Shareholder Nominees adds valuable independent perspectives to the Ashland Board. Each has the technology, engineering and scientific background needed to guide and challenge management to address Ashland's operational and governance concerns.

Ashland Deserves A Board That Is Aligned with Shareholders

CRUISER CAPITAL ADVISORS, LLC

Cruiser Capital's Highly-Qualified Nominees



Dr. Bill Joyce

- ✓ Director and Committee Chair of Hexion Inc.
- ✓ Vice Chairman of University Research Association
- ✓ Vice Chairman of the Fermi Research Association
- ✓ Former CEO of:
  - o Union Carbide (purchased by Dow Chemical)
  - o Hercules (ultimately purchased by Ashland, and now a key component of ASI)
  - o Nalco (purchased by Ecolab)
- ✓ Recipient of the National Medal of Technology Award, the Plastics Academy's Lifetime Achievement Award, and the Society of Chemical Industry Perkin Medal Award.
- ✓ Selected as one of the hundred most successful engineers of the century by the American Institute of Chemical Engineers.
- ✓ **His trusts have purchased $35 million of ASH Common Stock**



Allen Spizzo

- ✓ Former executive and CFO of Hercules
  - o Worked in various leadership capacities for over 15 years
  - o Has an intimate knowledge of Ashland's businesses having worked in operations, product management, business development and executive leadership
- ✓ Director of Ferro Corp (NYSE: FOE), a leading specialty coatings business, where he chairs the Compensation committee and a member of the Audit Committee
- ✓ Former director of A. Schulman (SHLM) which was sold to LyondellBasell (LYB) and OM Group (OMG) which was sold to Apollo
- ✓ **Purchased shares of Ashland Common Stock**

Ashland needs Directors with an ownership mentality

CRUISER CAPITAL ADVISORS, LLC

Cruiser Capital's Highly-Qualified Nominees



Carol Eicher

- ✓ President and Chief Executive Officer of Innocor, Inc. where she led its integration, growth and ultimate sale, generating a >4x return for her investors.
- ✓ Thirty years of manufacturing, commercial and executive leadership experience in the chemical industry
- ✓ Held senior leadership positions at Dow Chemical, Rohm and Haas, Ashland Chemical Company, and E.I. DuPont de Nemours.
- ✓ Director at Tennant (NYSE: TNC) where she chairs the Governance Committee.
- ✓ Former director of A. Schulman (SHLM) which was sold to LyondellBasell (LYB)
- ✓ **Purchased equity interests in Ashland**



Pat Gottschalk

- ✓ Former Chairman and CEO of Union Carbide (2007-2012)
- ✓ Former President of Dow's multi-billion dollar coatings, monomers and plastic additives business.
    - o Under his leadership, there was a focus on improving productivity, supply reliability and improving the innovation pipeline
    - o Delivered double-digit volume and earnings growth
- ✓ Over 30 years as an experienced global business leader at companies such as Union Carbide and The Dow Company
- ✓ Director of Superior Plus Corporation (TSX: SPB) – member of Audit and Health, Safety and Environment Committees
- ✓ **Purchased Shares of Ashland Common Stock in 2018**

Ashland needs Directors with an ownership mentality

CRUISER CAPITAL ADVISORS, LLC

Change is Needed

1. **History of Poor Cash Flow Conversion**

   E.g. 21% of Adjusted EBITDA converted to Free Cash Flow over past 3 years; 4+ Years of Promised and Undelivered Margin Improvement

2. **High Management Compensation Despite Operational Underperformance**

3. **Board promotes TSR metrics that are impossible to have realized**

4. **Clumsy, Obvious Entrenchment Tactics to Avoid Constructive Shareholder Engagement**

5. **Shareholder Nominees Are Highly Invested in Ashland Stock and Aligned with Shareholders**

> **Ashland's Board's actions reveal a pattern of poor corporate governance and shareholder indifference. That needs to improve.**
>
> **Ashland is a great company that our candidates can help make better.**

CRUISER CAPITAL ADVISORS, LLC

<u>Where Ashland Falls Short</u>

Attributes of a Well-Functioning Board		
Necessary Elements	**Ashland**	**Analysis**
<u>Transparent</u> • Stockholders able to vote on Board members • Regular engagement with stockholders • Straightforward presentation of performance		• Planned to add a new 11th director to replace Barry Perry *after* 2019 Annual Meeting – depriving stockholders of ability to vote for their own directors • Board won't let Shareholders vote knowing who the "Lead Independent Director" is • Chairman & CEO Bill Wulfsohn consistently tries to reset the date of when ASI operating margin targets of 25-27% were set • Have promoted Ashland's total shareholder return ("TSR") that no investor could have achieved • Board promotes misleading claims to shareholders & employees
<u>Aligned with Stockholders</u> • Receptive to shareholder input on how to enhance value • Insider ownership • Stock purchases by directors on open market		• Refused for over six months to speak with industry veterans – and stockholders – Dr. Bill Joyce and Allen Spizzo • We believe Committee's decision not to speak to any of the four Cruiser nominees violates the Governance and Nominating Committee Charter • Dr. Joyce purchased $35M of Ashland stock – more than all other insiders combined. Believe that no insiders have purchased stock on the open market in a decade
<u>Effective Oversight / Independence</u> • Separate Chairman and CEO • Transparent executive compensation • Follow corporate guidelines • Responsible Board Succession Planning		• Bill Wulfsohn is both Chairman & CEO • Board ignores its own corporate guidelines • Barry Perry was Lead Independent Director for 8 years, despite policy that Lead Independent Director may serve no more than 3 years • Took advantage of a distortion in TSR calculation methodology to file, claim and actively promote returns an investor could not have achieved • Poor succession planning

CRUISER CAPITAL ADVISORS, LLC

About Cruiser Capital Advisors

- Cruiser Capital Advisors is a shareholder in Ashland. We benefit by appreciation in the Company's share price. As a shareholder, we are completely focused on creating equity value.

- Cruiser has a focus in Chemicals and Industrials, and is dedicated to rigorous financial analysis. The firm engages in constructive dialogues with management teams and when appropriate offers to provide advice and solutions.

- We believe that good governance helps to define corporate culture, and directly impacts superior operating performance.

- An example is A.Schulman (SHLM). A multi-billion plastics company we researched for 5 years. After an ill-fated acquisition, Cruiser felt the company needed additional guidance. Cruiser filed a "quiet 13-D" and constructively engaged with Management to bring industry experts Allen Spizzo and Carol Eicher onto the Board.

- Dr. Bill Joyce was hired as advisor to the Board and consultant to the Company and given Board Observer status.

- SHLM's Chairman publicly thanked Cruiser for its professionalism and advice.

- Our Nominee's operational expertise and work-redesign-process created substantial cost savings opportunities for SHLM on a stand-alone bases

- SHLM stock price went from $26.85 day prior to filing of 13D on 8/14/17 to an announced transaction of $42.00 cash +1 $2+ CVR by LyondellBasell (LYB) on 2/15/18. (an ROI of ~ 65%)

- Cruiser recognized SHLM as a strategic asset with poor operational performance, failed integration from previous acquisitions, and a resulting valuation discount. We were concerned that the company would be acquired at a sub-optimal price with the majority of value accruing to a buyer rather than shareholders. **We see many parallels to the situation at Ashland**

CRUISER CAPITAL ADVISORS, LLC

Myth of Ashland Returns

- We find it troubling that the Board continues to promote fictional total shareholder returns that investors were not able to achieve

- CorpGov.com published an Article entitled, ""The Myth of Ashland's Superior Shareholder Returns – And What an Actual Investment Would Have Earned"

- We highlighted these concerns in our 11/20/18 letter to the Board

- Yet the Board failed to independently address these return claims – the assumptions behind their TSR have no credibility. (e.g., using a starting price that the Ashland shares have never traded, etc.)

- What we do know is that the TSR since Bill Wulfsohn became Chairman & CEO has been poor – underperforming the market using almost any type of calculation.



Returns During Bill Wulfsohn's Leadership[1]

Notes: (1) Dates from 12/31/14-12/31/18;
(2) Assumes no trades made since initial purchase of ASH stock

CRUISER CAPITAL ADVISORS, LLC

Persistent Operational Underperformance

- **Lack of Organic Growth**: Ashland has effectively seen no organic Revenue and EBITDA growth over the past 5 years; Core EBITDA has declined over the past 4 years by (3.8%)

- **Sub-Optimal Margins:**

    – Management has not made progress on ASI's target margin of 25%-27% that **has been in place for over four years**

    – Croda's Personal Care business that faces the same end markets has margins drastically higher (1,000bps+) than Ashland's Personal Care business

- **Poor Quality of Earnings:** Enormous adjustments to GAAP Financials

    – Losses from continuing operations totaling $416mm over past 5 years; 40% of adjusted EBITDA over the past three years from adjustments totaling $738mm

- **Poor Return on Assets:** Prior 3 and 5 Year ROA has been *de minimus*

- **Anemic Free Cash Flow:** Only 21% of Adjusted EBITDA converted to Free Cash flow over past three years. Company has missed its Free Cash Flow Guidance by 30% on average over the past two years

- **Failed Restructurings/Initiatives:** Management has had a number of initiatives and has spent hundreds of millions of dollars on restructurings that have not translated to bottom line growth

CRUISER CAPITAL ADVISORS, LLC

How We Got Here: Pattern of Shareholder Disinterest

Date	Key Event
December 28, 2016	ISS recommends stockholders vote against Barry Perry and Michael Ward (incumbent Governance and Nominating Committee members) for Ashland's removal of shareholder's ability to call a special meeting
October 27, 2017	Cruiser nominates three candidates for election to the Board at Ashland's 2018 Annual Meeting
November 15, 2017	Aware of ISS's previous recommendation against Michael Ward and Barry Perry and Cruiser's nomination, Ashland amends Bylaws to allow stockholders to call a special meeting 11 months after being notified; seemingly to assuage ISS and avoid a potential Board slate dispute
November 28, 2017	Ashland announces the Company's nomination of Jerome Peribere to the Board at the 2018 Annual Meeting; CEO Bill Wulfsohn publicly thanks Cruiser; commits to Cruiser an opportunity to address the Company's Board
February 6, 2018	News sources report UK-based competitor Croda is interested in acquiring Ashland
March 2, 2018	Ashland withdraws its offer for Cruiser to address its Board of Directors
March 20, 2018	Ashland announces a sale process for the Composites business and BDO facility in Marl, Germany
May 2, 2018	Company declines requests to speak with Cruiser following earnings release
July 16, 2018	Cruiser sends Ashland Board of Directors a letter requesting a meeting and offering solutions to improve operational performance. Cruiser states that "opportunities to grow revenues and to reduce expenses (without necessarily reducing headcount) are ripe"
July 23, 2018	Cruiser Capital files a Schedule13D and discloses we are working with Bill Joyce and Allen Spizzo who have ~$35mm invested in Ashland – more than the entire Board combined
July 24, 2018	Cruiser offers to provide the contact information of Bill Joyce and Allen Spizzo to Chairman Bill Wulfsohn. Cruiser states that our goal is not to agitate, but to help improve the business
July 31, 2018	Ashland announces a cost reduction plan and includes two new investor slides publicly disclosing $283mm of corporate costs
August 2, 2018	Ashland explicitly requests that Dr. Joyce and Mr. Spizzo not join the earnings review call. During the earnings review call, Cruiser states that Mr. Spizzo lives near Ashland Global corporate headquarters in Delaware and as such it would be very convenient for a meeting between the Company and Mr. Spizzo to occur in person

CRUISER CAPITAL ADVISORS, LLC

*For a full timeline, visit this link

How We Got Here

Date	Key Event
August 3, 2018	Cruiser receives a response letter to its 7/16/18 letter from Lead Director Barry Perry declining to speak with Cruiser Capital and saying to direct communications to management
September 11, 2018	Cruiser meets with CFO Kevin Willis. Cruiser Capital expressly states that neither Dr. Bill Joyce nor Allen Spizzo have a desire to become CEO or serve in a corporate executive role at Ashland Global. Cruiser again reiterates Allen Spizzo's ability to meet in person given that he lives near the Delaware headquarters
October 15, 2018	Cruiser Capital asks Ashland Global why the Company has not met with Dr. Joyce or Mr. Spizzo. Management states that for a nominee to be considered their nomination must be formally submitted, and then the Company will follow its "Director review process" in considering the particular nominees
October 23, 2018	Cruiser submits the nominations of Allen Spizzo, Bill Joyce, Pat Gottschalk, and Carol Eicher to stand for election at Ashland's 2019 Annual Meeting
November 2018	A recruiter hired by Ashland Global calls each nominee and engages in a discussion about their backgrounds. The recruiter does not solicit the nominees' insights into improving Ashland Global. Neither the Board nor the Company's management talks directly with any of our nominees
November 20, 2018	Cruiser issues a letter asking why management still has not met with Dr. Joyce and Allen Spizzo despite its commitment to follow its "Director review process." Cruiser expresses concerns regarding lack of stockholder engagement and persistent operational underperformance
December 10-25, 2018	Ashland reaches out to many shareholders – except Cruiser – attempting to identify director candidates. Ashland is told Barry Perry must resign and at least three new directors need to be added to the Board
December 13, 2018	Ashland files its preliminary proxy revealing that (1) its lead director was resigning "in accordance with its guidelines" and (2) because apparently the Governance & Nominating Committee did not interview anyone else for the position, Ashland would only allow stockholders to vote for 10 directors and announce its intention for the Board to appoint the 11th **after the annual meeting**
December 17, 2018	Cruiser is forced to write a public letter criticizing the Company's blatant entrenchment tactics by robbing stockholders of the right to vote for their own Board

*For a full timeline, visit this [link](#)

CRUISER CAPITAL ADVISORS, LLC

Pattern Of Only Changing When Pressured By Shareholders

Many of Ashland's positive actions are the result of shareholder pressure. Recent steps taken <u>in reaction</u> to recent pressure include:

- **November 2017:** Reinstated ability to call a special shareholder meeting (<u>Link</u>)
- **November 2017:** Named Jerome Peribere to the Board (<u>Link</u>)
- **December 2017**: Adjusted CEO Bill Wulfsohn's compensation (<u>Link</u>)
- **March 2018**: Announced sale of non-core businesses (Composites and BDO facility in Marl, Germany) (<u>Link</u>)
- **March 2018:** Approved a $1 billion share repurchase authorization (<u>Link</u>)
- **May 2018:** Announced a $120mm cost reduction plan (<u>Link</u>)
- **July 2018**: Increased disclosure of SG&A components (<u>Link</u>)
- **December 2018:** Announced that the Nom and Gov Committee did not have a replacement for a Director who had had a "planned retirement" (<u>Link</u>)
- **January 2019:** Rather than extend tenure of Barry Perry as initially planned by Ashland, nominated Craig Rogerson following specific public pressure from Cruiser (<u>Link</u>)

Shareholders deserve an engaged Board that addresses operational and governance challenges <u>BEFORE</u> being publicly criticized by investors

CRUISER CAPITAL ADVISORS, LLC

Positive Market Reaction to Shareholder Nominee Involvement

- Ashland's return **underperformed the S&P by 17%** from Bill Wulfsohn's start as CEO to the day prior to Cruiser's public nomination of Jerome Peribere[1] using CorpGov's methodology[2]

  – Even using the Company's TSR methodology, ASH returns **underperformed the S&P by 9%** during this period

- Ashland's TSR has **outperformed the S&P by 4.0%** since public disclosure of a Shareholder Director nominated to the Board



Ashland TSR vs. SPY: Pre and Post Shareholder Pressure[1]

PRE: CorpGov Methodology[2]   PRE: Company TSR Methodology   POST

4%

(9%)

(17%)

12/31/14 -11/27/17   **11/27/17- 12/31/18**

Notes: (1) 11/28/18 date of public disclosure of Cruiser's Nominee, Jerome Peribere
(2) Assumes no trades made since initial purchase of ASH stock

CRUISER CAPITAL ADVISORS, LLC

Our Solutions

- Understand the underlying problems, in depth, driving Ashland's underperformance: the lack of engagement to date has hindered this
- The CEO should engage forthrightly with employees to help them understand the real performance challenges the Company faces
- Initiate Work Process Redesign productivity unit that:
  - Engages and excites all employees – teaches first level employees how to analyze and redesign their work process
  - Drives savings that historically are 20% of fixed costs and increases employee job satisfaction
  - Enhances the focus on the customer
  - Releases funds and people for investments in technology and new products
  - Supports growth by improving customer satisfaction, quality, safety & environmental performance, and cash flow
  - Becomes part of Ashland's DNA
- Provide advice to the CEO on technology issues and commercialization and growth of new products

CRUISER CAPITAL ADVISORS, LLC

Our Solutions

- **Example: Ashland has set important targets to improve results at their May 2017 Investor Day**

Driver	Action	Example	Theoretical Potential[1]
Excess/ Underutilized Capacity	Lower cost/unit by running plant at 95% capacity	Temporarily sell in non-strategic markets `Page 120`	$125MM
	Fill plants at current average margin	Repurpose assets `Page 121`	$100MM
	Consolidate plants/lines (products produced at 2 or more plants)	Underutilized plant closure `Page 122`	$30MM
	Improve network product mix	Optimize source plant location	$25MM
	De-tolling	Bring operations in-house `Page 123`	$20MM
Constrained Capacity	Leverage current capabilities to upgrade product sales mix	Focus on profit velocity `Page 124`	$25MM
	Improve in-plant operations	De-bottleneck `Page 125`	$15MM[2]

- **Effective program execution requires multiple steps**
  - **Global engagement of the entire team**
  - **Clear tracking of opportunities and management review and intervention**
  - **Effective governance including audit committee and board validation**
- **Ashland hasn't provided tangible target updates on these initiatives**

CRUISER CAPITAL ADVISORS, LLC

Our Solutions

- **Become best-in-class in corporate governance**
  - **Separate the CEO and Chairman of the Board roles**
  - **Correct gaps that currently exist**
  - **Work with the CEO to improve shareholder relations**
- **Review key executive succession plans**
- **Focus accountabilities and incentives on metrics that drive long term value creation**
  - **Return on Capital**
  - **FCF Generation and Growth**
- **We will be engaged, honest and respectful, and accountable**
- **We will have a sense of urgency**
- **We will listen, listen, and listen – to all stakeholders**

✓ **Elect Dr. Bill Joyce, Allen Spizzo, Carol Eicher and Pat Gottschalk**

CRUISER CAPITAL ADVISORS, LLC

Obfuscating Reality

- Ashland has gone to great lengths to not engage with the Shareholder Nominees.

- They have clumsily orchestrated obvious entrenchment tactics to create an almost comical narrative.

- Under the most rudimentary examination, Ashland's statements reveal a culture of poor Corporate Governance and a lack of an owner-operator mentality.

CHANGE IS NEEDED

CRUISER CAPITAL ADVISORS, LLC

Nominees Have a History of Success and Results

- **We believe that an ownership mentality is sorely needed on the Board**

    - Current Board members have not made an open market purchase since 2008

- **Our Nominees Dr. Bill Joyce, Allen Spizzo, Carol Eicher & Pat Gottschalk are:**

    1. **Independent,**

    2. **Experienced,**

    3. **Motivated and**

    4. **Aligned with shareholder's best interests**

- **All serve on public boards. All are trained engineers with tangible R&D/Science and Technology accomplishments – areas Ashland Board is weak.**

- **All drove significant operational improvements that lead to substantial increases in profitability, cash flow and ultimately meaningful tangible returns for shareholders**

- **Each of our four nominees has invested more money in Ashland than the entire Board combined in the past 10 years. Dr. Joyce has personally invested $35 million in Ashland**

CRUISER CAPITAL ADVISORS, LLC

2

Ashland's Operational Underperformance & Valuation Discount



Street Analysts' Perspective

"We're surprised to hear that ASH management remains unwilling to engage with Joyce and Spizzo, given their deep industry knowledge and history with Hercules. ***In our opinion, Joyce, Spizzo, and Rogerson would all be strong additions to the board***."

 Seaport Global.℠

- 1/8/2019, Seaport Global

"We would note that of our smid-cap chemical companies under coverage, ***ASH has the lowest insider ownership at only 0.47%*** (via FactSet), lending some merit to Cruiser's alignment claim."

 Seaport Global.℠

- 1/8/2019, Seaport Global

"We continue to see upside to PF valuation of 9.8x FY19E EBITDA, a ***2-3 turn discount to specialty chemical peers***."



- 1/2/2019, Suntrust

Operational Performance Reflected in Valuation Discount to Peers

Ticker	Name	Stock Price	Market Cap	Enterprise Value	EV/EBITDA		P/E		FY1-FY2 Sales Growth	EBITDA Margin
					FY 1	FY 2	FY 1	FY 2		
ASI Comps										
GRA	W. R. Grace & Co.	66.50	4,455	6,297	11.2	10.2	16.4	14.7	6.0%	29.4%
IFF	International Flavors & Fragrances	137.69	14,680	13,789	16.2	11.6	22.3	21.8	35.2%	21.5%
LSE: CRDA	Croda International Plc	£47.73	£6,231	£6,632	16.5	15.2	25.0	23.0	5.1%	28.9%
SXT	Sensient Technologies Corporation	56.74	2,399	3,128	12.0	11.5	16.0	15.5	3.1%	18.6%
BCPC	Balchem Corporation	79.76	2,572	2,707	17.1	16.2	26.6	25.3	10.0%	24.6%
FUL	H.B. Fuller Company	42.95	2,177	4,414	9.7	8.7	13.9	11.4	3.9%	14.8%
Average					**13.8**	**12.3**	**20.0**	**18.6**	**10.6%**	**23.0%**
Median					**14.1**	**11.6**	**19.3**	**18.6**	**5.5%**	**23.0%**
ASH	**Ashland Global Holdings Inc.***	**72.14**	**4,517**	**5,752**	**9.8**	**9.0**	**22.4**	**16.8**	**3.8%**	**22.4%**

*Ashland Enterprise Value adjusted for $1.0bn of net proceeds from sale of Composites and Marl, Germany BDO facility

Source: Capital IQ; Consensus numbers; As of 1/7/19

- Ashland trades at a several turn discount to peers despite announcing the divestiture of the non specialty businesses

- **Comparable businesses to ASI trade at 13x+ EBITDA multiples**

CRUISER CAPITAL ADVISORS, LLC

Why does Ashland's Valuation Discount Exist?

- Ashland has now announced a definitive agreement to divest the lower multiple businesses, making it a pure-play specialty chemical company. However, a valuation discount persists

- This begs the question- Are there structural issues with the business?

  - Our Nominees know Ashland's assets and do not believe there are structural issues that merit a valuation discount

- We believe the valuation discount is a reflection of operational underperformance, execution concerns, and governance concerns

- We believe the addition of our nominees will help address these issues and improve Ashland's valuation

CRUISER CAPITAL ADVISORS, LLC

Integration Issues



Bill Wulfsohn
Chairman & CEO

A number of Ashland's operational issues stem from the fact they never properly integrated the Hercules and ISP acquisitions

ISP & Hercules were purchased *years* ago, but at the 2017 Analyst Day CEO Bill Wulfsohn talked about integrating the ISP & Hercules cultures into one Ashland culture and the need to become more of an operating company:

"When we said to you 1.5 years ago, we want to move from a **financial sponsor** to an **operating company**, because there is real potential in these businesses, and we're doing a nice job today, but we clearly can do better."

"I'd like to make sure you understand is that **Ashland, while integrated, had never fully integrated its culture.** Everything was I'm legacy ISP, I'm legacy Hercules, I'm legacy Ashland."

- Bill Wulfsohn, May 1, 2017

Failed To Maximize Value of Acquired Assets

- Ashland has spent **$7.3bn in acquiring three companies** that effectively comprise Ashland today
    - 2008: $3.4bn purchase of Hercules
    - 2011: $3.2bn purchase of ISP
    - 2017: $680mm purchase of Pharmachem



Key Ashland Acquisitions ($Bn)

Pharmachem Acquisition

- Ashland has not been able to buy its way to improvement

- Pharmachem revenue has declined 17% since the announced purchase

- After failing to grow organically for several years, Ashland purchased Pharmachem for $680mm in May 2017
  - Initial expectation of $10mm of synergies and a Tax NPV benefit of $110mm

- In FYI 2018 Pharmachem achieved "pre corporate allocation" EBITDA of $65mm and $45mm post corporate allocation based on $20mm of corporate allocation (company has indicated $5mm-$6mm of corporate allocation per quarter)

- **Company overpaid and has failed to maximize the earnings potential of the acquired asset**

		Decline from Announcement
Announced Purchase Price	660	
Revenue at announcement	300	
EBITDA at announcement	60	
Implied Purchase Multiple	**11.0x**	
Actual Purchase Price	680	
2018 Revenue	249	(17.0%)
2018 Pre-Corporate Allocation EBITDA	65	
2018 EBITDA Contribution	45	(25.0%)
Purchase Price/'18 EBITDA Contribution	**15.1x**	

CRUISER CAPITAL
ADVISORS, LLC

Previous Initiatives

- At the May 2017 Analyst Day, management laid out 7 core levers to improve performance

- Three of these initiatives were focused on improving "competitiveness". These opportunities totaled over **$400mm** of improvement opportunities- **that is >50% of current EBITDA**

    (1)   Asset Utilization Programs ($340mm)

    (2)   Price to Value Efforts ($30mm)

    (3)   SG&A Inflation Initiatives ($25-$40mm)

- Why was there not a more substantial effort to reduce SG&A previously?

- Management gives investors few tangible metrics or progress updates on how they are tracking against these three initiatives

- However, it is clear that these initiatives have not translated to improved free cash flow from when these initiatives were established

We believe the addition of our Nominees to the Board will help Ashland capitalize on opportunities they have not been able to execute on

CRUISER CAPITAL
ADVISORS, LLC

Excessive Non-Integrated Cost Structure

2

- Ashland announced a cost reduction program to reduce $70mm of corporate cost (A) associated with the Composite and I&S business being sold and $50mm of direct business SG&A (B) at ASI
- $70mm cost reduction associated with businesses that are being sold is a bit disingenuous – the vast majority of these costs should transfer with the business being sold
- Ashland is not addressing any of the $162mm of corporate cost allocated to ASI nor the $50mm of "legacy unallocated" costs
- **There is a substantial opportunity for further cost reductions**
  - We believe there is an opportunity to eliminate an incremental $50- $100mm of corporate costs (C)

Divesting

USD in millions		Spec Ingred	Comp		I&S	Legacy Unalloc	Total	Comments
SG&A Expenses								
Business direct	B<<	$268	$54	A	$8	$0	$330	Reduce SI business direct costs by $50 million
Distributed costs	C<<	162	51		20	50	283	Reduce distributed costs by $70 million
Sub-total (Addressable SG&A)		430	105		28	50	613	17% of LTM sales[2]
Amortization		91	1		3	0	95	
Total SG&A Expense		$521	$106		$31	$50	$708	19% of LTM sales[2]

SG&A Expense categories (as per above table)

- Business direct includes all sales and marketing, supply chain, operations, research and development, and technical service costs pertaining to each operating segment
- Distributed costs include all support functions such as finance, information technology, human resources, legal, real estate costs, etc.
  - Costs are distributed pro-rata based upon operating segment sales
- Legacy / unallocated costs include legacy environmental and other miscellaneous corporate costs
- Amortization represents intangible amortization expense resulting from past acquisitions

How can this level of corporate costs exist YEARS after major acquisitions and divestitures?

CRUISER CAPITAL ADVISORS, LLC

31

Excessive Cost Structure

- An incremental $50mm (in addition to the $50mm announced) of SG&A cost reductions would only bring Ashland SG&A down to 19%, still above industry peers

- Ashland cost reduction aims to reduce ASI "Business Direct" costs by $20mm in FY 2019

- Where was the Board oversight to allow this excessive cost structure to persist?



Pro-Forma Ashland SG&A (% of Sales)

Note: Pro-forma for divestiture of Composites and Marl, BDO plant
Industry peers include: GRA, IFF, CRDA, SXT, BCPC, FUL

CRUISER CAPITAL ADVISORS, LLC

Excessive Cost Structure

- ASI, which will become the sole business of Ashland, has SG&A levels of over 21%

- Including the $50mm of "legacy unallocated" corporate costs (management has guided to $50-60mm for FY 2019), Ashland SG&A is 23% of sales

- Industry average runs at about ~15%

- We believe this supports that there should be at least an incremental $50mm of corporate costs eliminated

ASI SG&A	Current SG&A	Cost Reduction	Pro-Forma SG&A
Business Direct[1]	268	(50)	218
Corporate Allocation*	162	(50)	112
Amortization	91	-	91
Total ASI SG&A	**521**	**(100)**	**421**
% of Sales	*21.1%*	*(4.0%)*	*17.0%*
Legacy Corporate	50	-	50
Total Consolidated SG&A	**571**		**471**
	23.1%		*19.1%*
2018 Sales	2,470		

(1) Management cost plan targets $20mm of cost reduction in FY '19

* Incremental opportunity not currently addressed in management

cost reduction plans

Ashland Benchmarking

		LTM Adj. SG&A	
Ticker	Name	$	% '18 Rev.
GRA	W. R. Grace & Co.	323	16.9%
IFF	International Flavors & Fragrances	561	14.1%
LSE: CRDA	Croda International Plc	192	13.8%
SXT	Sensient Technologies Corp.	264	18.5%
BCPC	Balchem Corporation	83	12.8%
FUL	H.B. Fuller Company	552	17.9%
Average			**15.7%**
Median			**15.5%**

Source: CapIQ; 2018 Revenue based on consensus

CRUISER CAPITAL
ADVISORS, LLC

ASI EBITDA Potential

A base case ASI EBITDA of $700mm assumes only an incremental $50mm cost reduction (there is a $100mm+ opportunity) and less than 5% organic EBITDA growth in the base business



ASI EBITDA Bridge

Significant Upside Opportunity

At a peer 13x peer multiple and ASI EBITDA above $700mm, we believe there is 70%+ upside potential to Ashland's stock

Valuation

Specialty Ingredient's PF EBITDA	700	725	750
Composites EBITDA	25	30	30
Corporate	(35)	(35)	(30)
Streamlined Ashland EBITDA	690	720	750
Multiple	13.0x	13.0x	13.0x
Enterprise Value	8,970	9,360	9,750
Net Debt (12.31.18)	2,235	2,235	2,235
Net Proceeds from Divestitures[1]	(1,000)	(1,000)	(1,000)
PF Debt	1,235	1,235	1,235
Equity value	7,735	8,125	8,515
Shares	62.6	62.6	62.6
Value Per Share	**$123.54**	**$129.77**	**$135.99**
Current Share Price (1.7.19)	$72.14	$72.14	$72.14
Premium (Discount) to current	*71%*	*80%*	*89%*

Note: (1) Net Proceeds from divestiture of Composites and Marl, Germany BDO plant

CRUISER CAPITAL ADVISORS, LLC

Significant Upside Opportunity

- We believe Ashland is a unique franchise and should aspire to best in class margins and valuation
- Company currently trades at a discount to peers, but improvement to the business should elevate both EBITDA levels and the resulting valuation

Ashland Valuation Potential [1]

	EBITDA				
	650	675	700	725	750
10.0x	$84	$88	$92	$96	$100
11.0x	$94	$99	$103	$108	$112
12.0x	$105	$110	$114	$119	$124
13.0x	$115	$120	$126	$131	$136
14.0x	$126	$131	$137	$142	$148
15.0x	$136	$142	$148	$154	$160
16.0x	$146	$153	$159	$166	$172

Note (1): Pro-forma for sale of Composites and the Marl BDO facility. Net debt

of $1.2bn based on $1bn of net proceeds, share count of 62.6mm shares

CRUISER CAPITAL ADVISORS, LLC

Where is the EBITDA Growth?

- 2012 was the first year full year ISP and Hercules were combined under the Ashland umbrella

- Ashland has failed to grow EBITDA at Ashland Specialty Ingredients (ASI) over a long period of time



ASI EBITDA

Note (1): Pharmachem acquisition closed May 2017 and had $60mm of EBITDA per management at time of announcement; FY 2018 first full year of contribution and $65mm of EBITDA contribution per management

CRUISER CAPITAL ADVISORS, LLC

Anemic Growth

- Core EBITDA growth at ASI has actually declined under Bill Wulfsohn's tenure as CEO

- Core declines question effectiveness of R&D efforts and operational effectiveness

Revenue	2014	2015	2016	2017	2018	2014- 2018 CAGR
Pharmachem Revenue[1]	-	-	-	140	249	
Core ASI Revenue	2,498	2,263	2,089	2,076	2,221	(2.9%)
Total Revenue	**2,498**	**2,263**	**2,089**	**2,216**	**2,470**	**(0.3%)**

EBITDA	2014	2015	2016	2017	2018	2014- 2018 CAGR
Pharmachem EBITDA[1]	-	-	-	NA	65	
Core Adjusted ASI EBITDA	529	527	476	493	509	(1.0%)
Total Adj. ASI EBITDA	**529**	**527**	**476**	**493**	**574**	**2.1%**

Note (1) Pharmachem acquisition closed May 2017; $65mm of EBITDA per management in FY 2018 the first full year of contribution

CRUISER CAPITAL
ADVISORS, LLC

ASI EBITDA Margin Improvement? ②

ASI EBITDA Margin target of 25-27% has been "imminent" for years

- **January 28, 2014:** "From an ASI perspective, what we've said in the past is in the 25% to 27% range." *(Ashland Q1 2014 Earnings Call)*

- **April 30, 2015**: "My [Bill Wulfsohn] first priority was to ensure that we delivered against our near and midterm financial EBITDA margin growth targets." *(Ashland Q2 2015 Earnings Call.)*

- **November 11, 2015 (Analyst Day)**: "Our targets for that business are 25% to 27%. We continue to believe that, that is imminently achievable as we continue to grow these core technology platforms and really focus on those." *(Ashland Analyst Day, November 11, 2015)*

- **August 8, 2018**: "In addition, to accelerate Specialty Ingredients' path to achieve its targeted 25% to 27% EBITDA margins, we will eliminate at least $50 million or 200 basis points of direct segment cost." *(Ashland Q3 2018 Earnings Call)*

CRUISER CAPITAL
ADVISORS, LLC

ASI EBITDA Margin Improvement?

- Over the past **FOUR YEARS** ASI has failed to achieve its Adjusted EBITDA Margin goal. What is the confidence level that in another 3 ½ years these targets will be achieved?

	2015	2016	2017	2018
ASI Adj. EBITDA Margin	23.3%	22.8%	22.2%	23.2%

> **Ashland has had a long term ASI EBITDA margin target of 25%-27% for over FOUR YEARS**

ASI vs. Croda Personal Care

- Ashland has a similar sized Personal Care business as Croda and they both focus on ingredients for hair, skin and oral products

- Croda's Personal Care business has EBITDA margins of 36% vs. an estimated 26%* for Ashland's Personal Care business
  - **There is approximately a 1,000bps margin differential to Croda's Personal Care margins**

Fiscal 2018 Sales and EBITDA Margins

ASI Business	Sales	% of Sales	Implied EBITDA	Estimated EBITDA Margin %	Weighted Avg
Personal Care	601	24.3%	156	26.0%	6.3%
Pharma	389	15.7%	117	30.0%	4.7%
Adhesives	351	14.2%	68	19.5%	2.8%
Coatings	340	13.8%	78	23.0%	3.2%
Performance Specialties	345	14.0%	66	19.0%	2.7%
Pharmachem	249	10.1%	50	20.0%	2.0%
Nutrition & Other	195	7.9%	39	20.0%	1.6%
Total	**2,470**	**100.0%**	**574**	**23.2%**	**23.2%**

Croda has Personal Care margins in excess of 36%

CRUISER CAPITAL ADVISORS, LLC

41

Note: * EBITDA by business within ASI is not disclosed by the company, but estimated to arrive at ASI consolidated EBITDA margin

<u>Quality of Earnings Issues</u>

> ## Large "one time" adjustments have persisted for years and are reflected in the large discrepancy between GAAP and adjusted earnings



GAAP vs. Adjusted Earnings

"One Time Items"- Restructurings

- These large "unallocated" corporate items largely get added back to Ashland's "adjusted results" (why the poor quality of earnings exists)

- As an example, the FY 2018 unallocated costs of $191mm becomes $47mm in Ashland's EBITDA contribution

Unallocated and other

	2016	2017	2018
Restructuring activities	**(125)**	**(100)**	**(101)**
Environmental expenses	(36)	(20)	(58)
Asset impairment charges	-	-	(14)
Legal settlement / reserve	(15)	(5)	5
Tax indemnity expense	-	-	(5)
Other income (expense)	7	(17)	(18)
Total unallocated expense	**($169)**	**($142)**	**($191)**

Adjusted EBITDA	2016	2017	2018
ASI	476	493	574
Composites	85	89	95
I&S	31	26	61
Unallocated	**6**	**(38)**	**(47)**
Consolidated Adjusted EBITDA	**598**	**570**	**683**

Over $100mm is added back every year

CRUISER CAPITAL ADVISORS, LLC

Return on Assets

- Return on Assets has been negligible over the past 5 years

5 Year Return on Assets

($MM)

	2014	2015	2016	2017	2018	5 Year Average
GAAP Net Income	233	309	(29)	1	114	
Total Assets	10,916	10,066	10,000	8,618	8,252	
ROA	**2.1%**	**3.1%**	**(0.3%)**	**0.0%**	**1.4%**	**1.3%**

Source: SEC Filings

CRUISER CAPITAL ADVISORS, LLC

Cash Generation: The Equalizer

- Low Free Cash Flow conversion from EBITDA reflects the poor quality of earnings

- Despite claiming to have achieved "hundreds of millions" of cost savings, it has not translated to free cash flow- "Where's the beef"

- Cash flow will be again limited in 2019 per management guidance

Poor Free Cash Flow Conversion

	2015[1]	2016	2017	2018	2019[2]
Adjusted EBITDA	677	598	570	683	593
Free Cash Flow	(476)	154	74	159	175
Pension contribution	(610)	(33)	(7)	(9)	
FCF (ex pension contribution)	134	187	81	168	175
FCF (ex pension) conversion of Ad. EBITDA	20%	31%	14%	25%	30%

Ashland consistently fails to translate Adjusted EBITDA to meaningful free cash flow

Note: (1) 2015 figures restated per 2017 10K

(2) 2019 Adjusted EBITDA based on mid-point of management guidance, FCF per management guidance

CRUISER CAPITAL ADVISORS, LLC

$1B+ Free Cash Flow Target- Minimal Progress to Date

- Ashland has a stated target of $1bn+ of cash generation for 2018-2021

- Ashland will have to generate $333mm of FCF in 2020 and 2021 to reach the $1bn+ cash generation target based on results to date and achieving 2019 FCF guidance



CRUISER CAPITAL ADVISORS, LLC

Note: 2018 actual, 2019 per management guidance, 2020 & 2021 required to reach low end of $1bn+ cash generation target

Failure to Achieve
Free Cash Flow Targets

- Ashland has not been able to deliver on free cash flow targets
- Results have been substantially below guidance

Free Cash Flow: Initial Guidance vs. Actual Achieved

	2017	2018	2019
FCF Initial Guidance	>110-120	>220	175
FCF Achieved	74	159	???
% Below Low End of Guidance	**(32.7%)**	**(27.7%)**	**???**

CRUISER CAPITAL
ADVISORS, LLC

2018 "Progress"

Compared to FY 2018 initial guidance given on November 6, 2017:

- Ashland had higher than expected unallocated costs (even with the $140mm+ adjustment)

- ASI performed slightly below mid-point of guidance

- Incremental outperformance at Ashland was driven by Composite & I&S- the more commodity oriented business that are being sold

- Free Cash Flow substantially underperformed

- In a year of "delivering" on results, the book value per share of the business declined

Segment	FY 2018 Initial Guidance			2018 Actual	% vs. Mid-Point
	Low	High	Mid-Point		
ASI	560	590	575	574	(0.2%)
Composites	85	95	90	95	5.6%
I&S	40	50	45	61	35.6%
Unallocated	(35)	(45)	(40)	(47)	17.5%
Total EBITDA	**650**	**690**	**670**	**683**	**1.9%**
Free Cash Flow	**">220"**		**220**	**159**	**(27.7%)**

②

Recent Progress at ASI, Illusory?

"SG&A up primarily due to reallocation of corporate costs" – 7/1/2018

- We find it suspect that Composites' corporate allocation was being increased at the same time ASI segment margins were improving
- Were improvements actually made at ASI, or were corporate costs shuffled from one bucket to another?

Composites 3Q 2018

($ in millions) Preliminary	Fiscal Third Quarter Three months ended Jun. 30,		
	2018	2017	Change
Sales	$ 250	$ 209	20 %
Gross profit	$ 51	$ 44	16 %
Gross profit as a percent of sales	20.3 %	21.0 %	(70) bp
Selling, general and admin./R&D costs	$ 29	$ 23	26 %
Operating income	$ 23	$ 22	5 %
Operating income as a percent of sales	9.0 %	10.5 %	(150) bp
Depreciation and amortization	$ 5	$ 5	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 28	$ 27	4 %
EBITDA as a percent of sales	11.2 %	12.9 %	(170) bp

Highlights
- Sales up 20% including 7 ppts from acquisitions and 2 ppts from currency
- EBITDA increased to $28 million

Key Drivers
- Sales growth in all regions
- Another quarter of pricing in excess of raw-material cost inflation
- SG&A up primarily due to reallocation of corporate costs **?**

CRUISER CAPITAL ADVISORS, LLC

49

Ashland Growth Expectations

- Management laid out a table at its May 2017 Analyst Day to attempt to explain why there has been no growth at ASI
- Growth achieved in all end markets were below target levels laid out at 2012 and 2015 Analyst Days
- The Company has walked back growth expectations in its end markets multiple times
  - Ashland has been growing below the market **implying market share loss** (even accounting for Ashland's reduced market growth numbers)
- Company is now expecting 2.5%-3.5% consolidated growth going forward

Why No Growth Between 2013 & 2017?

Segment	'13-16 Actual Growth	Projected Growth From '15 & '12 Analyst Days	
		2015	2012
Pharma	2.0%	5.10%	5%-6%
Personal Care	3.0%	3.40%	4%-5%
Coatings	3.0%	4.50%	5%
Adhesives	4.0%	4.50%	
Other ASI	(6.0%)		
Composites	1.0%	4.50%	
Weighted Average	**0.0%**		

Projected '18-21 volume growth   2.5%-3.5%

CRUISER CAPITAL
ADVISORS, LLC

Organic Growth

- Organic growth has historically been anemic at ASI

- Ashland shows that during Q3 and Q4 2017 the company had minimal price or volume increases in an environment competitors were seeing significant growth

  – Management's inability to organically grow was a driving factor in the acquisition of Pharmachem

- As of FY 1Q '18, Ashland no longer provides this chart in their investor presentation materials

FY 3Q 2017



FY 4Q 2017





Source: Ashland Investor Presentation Appendix

ASI Volume/Price Dynamics

- Pricing/volume pressures have been fairly consistent over the past several years
- Q3 and Q4 2017 are skewed by the Pharmachem acquisition

	Q1 '15A	Q2 '15A	Q3 '15A	Q4 '15A
Volume (yr.o-yr.)	(2.2%)	(5.4%)	(12.0%)	(14.3%)
Price (yr.o-yr.)	(1.3%)	(2.0%)	0.8%	(0.8%)
Total Revenue (yr.o-yr.)	(3.4%)	(7.3%)	(11.3%)	(15.0%)

	Q1 '16A	Q2 '16A	Q3 '16A	Q4 '16A
Volume (yr.o-yr.)	(14.0%)	(6.5%)	(2.2%)	1.9%
Price (yr.o-yr.)	(1.3%)	(2.9%)	(2.6%)	(3.3%)
Total Revenue (yr.o-yr.)	(15.2%)	(9.3%)	(4.7%)	(1.5%)

			Pharmachem	
	Q1 '17A	Q2 '17A	Q3 '17A	Q4 '17A
Volume (yr.o-yr.)	5.7%	4.4%	2.3%	1.1%
Price (yr.o-yr.)	(4.2%)	(1.5%)	4.6%	11.1%
Total Revenue (yr.o-yr.)	1.3%	2.8%	7.1%	12.4%

TSR: "Myth" of
Ashland Returns



Myth of Ashland Returns

- Management & Board stand behind return figures that were impossible for any investor to achieve

- The Valvoline distribution was more than 51% of the company's value. The assumed sale of these shares and reinvestment of proceeds distorts the TSR and does not represent economic reality

- The assumptions represented by the company were not possible for any investor to achieve

- Management and the Board did not themselves take the steps required to achieve the return figures they promote to investors

> **How can a management and Board represent return figures that are drastically higher from what they achieved with their own Ashland holdings?**

CRUISER CAPITAL ADVISORS, LLC

Myth of Ashland Returns

- **Ashland's TSR calculation assumes investors:**

  – Received VVV shares prior to close of 5/12

  – Sold these VVV shares at the closing price on 5/12

  – Settled & received all proceeds from the 5/12 VVV stock sales that same day

  – Simultaneously used these proceeds to invest in ASH shares at the **"adjusted stock price"** of $59.57-ASH stock has never closed below $60 per share

    - (ASH shares traded regular way and closed at $121.75 on 5/12)

- **These assumptions imply:**

  – $3.9 billion dollars worth of VVV stock was sold on May 12, 2017 and;

  – the same **$3.9 billion was used to buy 64.6 million shares of Ashland all at a price of $59.57- a price ASH stock has never closed at**

  – ALL INSTANTENOUSLY achieved on the close of May 12, 2017

THESE ASSUMPTIONS ARE IMPOSSIBLE TO HAVE ACHIEVED

CRUISER CAPITAL
ADVISORS, LLC

Myth of Ashland Returns

- Ashland's TSR has underperformed the market even with these impossible assumptions
- Ashland's returns drastically underperformed utilizing the method employed by CorpGov that assumes, no trades in ASH stock were made since the initial purchase of shares



Returns During Bill Wulfsohn's Leadership[1]

(23%) Underperformance to the Market

SPY TSR — 32%
ASH TSR — 28%
ASH Return-CorpGov[2] Methodology — 9%

Notes: (1) Dates from 12/31/14-12/31/18;
(2) Assumes no trades made since initial purchase of ASH stock

CRUISER CAPITAL ADVISORS, LLC

"The Myth of Ashland's Superior Shareholder Returns – And What an Actual Investment Would Have Earned"

- Because Ashland's returns represented to investors depend on actively purchasing stock, something the Board did not do, CorpGov analyzed what the returns would have been if shareholders did what management and the Board did with their shares

- CorpGov found that returns are 38% lower than what the Company represented to shareholders in this scenario



5-Year Return of One Ashland Share - Buy and Hold vs. Reported TSR

$158.57

Total Return = 73.6%

$132.79

Total Return = 45.4%

$91.34

10/24/2013   ■ Buy and Hold   ■ Reported TSR   10/24/2018

CorpGov illustrated that an investor who bought and held their shares, like management and the Board, returns would have been 45.4% not the 73.6% management cites – or 38% less; and inferior to the S&P 500 by 32%.

CRUISER CAPITAL
ADVISORS, LLC

Source: CorpGov: http://corpgov.com/the-myth-of-ashlands-superior-shareholder-returns-and-what-an-actual-investment-would-have-earned/

"The Myth of Ashland's Superior Shareholder Returns – And What an Actual Investment Would Have Earned" (Cont.)

Selected quotes from the article:

> [Ashland's TSR was]…still short of the S&P 400 return of 49.7% and well below the return of 68.04% in the S&P 500 (the latter index is worthy of mention because the Company said about a year ago it was utilizing the S&P 500 as its peer performance group for compensation purposes).
>
> …
>
> Given that Ashland's returns may not be as impressive as they initially appear, it could be more difficult for the company to brush off criticism from an activist shareholder. It is particularly surprising that the company declined to speak to Dr. Joyce, the former CEO of Union Carbide, now a unit of DowDuPont. Dr. Joyce was also the CEO of Hercules, which Ashland acquired in 2008. Ashland has also declined to speak to Mr. Spizzo, former CFO of Hercules, who is on the board of specialty chemical company Ferro Corp.
>
> …
>
> Ignoring potential input from Messrs. Spizzo and Joyce is troubling because the assets of Hercules now comprise a significant part of Ashland. And that business division, Ashland Specialty Ingredients (ASI), has struggled for the last several years. ASI's adjusted Ebitda margin target of 25% to 27% has been in place since at least 2014 – just before Mr. Wulfsohn took the helm as CEO. But the unit's margin has held well below that level from 23.3% in 2015 to 23.2% in 2018. Growth in adjusted Ebitda has also been sluggish over that timeframe.

CRUISER CAPITAL ADVISORS, LLC

Source: CorpGov: http://corpgov.com/the-myth-of-ashlands-superior-shareholder-returns-and-what-an-actual-investment-would-have-earned/

Bill Wulfsohn TSR Results

Bill Wulfsohn's TSR while CEO at both Ashland and Carpenter Technologies has underperformed the market

ASH Returns During Bill Wulfsohn's Leadership[1]



Bill Wulfsohn TSR at Carpenter[2]



Notes: (1) Dates from 12/31/14-12/31/18;
(2) Dates from 7/1/10-11/14/14
(3) Assumes no trades made since initial purchase of ASH stock

4

Ashland's Poor Corporate Governance



Corporate Governance Concerns

x   Obfuscating reality

x   Revoked shareholder ability to call a special shareholder meeting

x   Reducing Stockholder Access

x   Ashland's corporate framework does not facilitate an avenue for shareholders to express concerns

x   The N&G Committee violated its fiduciary duty

x   Company does not follow their own corporate guidelines

x   Combined Chairman and CEO roles

x   Corporation adopted guidelines designed to allow Chairman to block investor access and information from other board members

CRUISER CAPITAL ADVISORS, LLC

Obfuscating Reality

Ashland has gone to great lengths to not engage with the Shareholder Nominees. They have clumsily attempted to orchestrate many transparent entrenchment tactics to create an almost comical narrative. Under the most rudimentary examination, Ashland's statements reveal a culture of poor Corporate Governance and a lack of an owner-operator mentality.

In our view, Ashland has been spreading the following misleading narratives:

1. Ashland has Taken Shareholder Friendly Actions & Proper, Functioning Board

2. Ashland has Exhibited Operational Excellence, Outperformance of TSR & Have Successfully Executed Numerous Restructurings

3. Cruiser Nominees have no "additive skills" & Cruiser is looking to "cut more costs aggressively" letter to employees

4. *"Ashland is always receptive to input from shareholders that may enhance shareholder value"*

CRUISER CAPITAL ADVISORS, LLC

Ashland: Obfuscating Reality

Ashland Misleading Narrative	Reality
"Ashland Board is Shareholder Friendly & Functioning Properly"	• Previously revoked ability to call a special shareholder meeting and only reinstated a year later after Cruiser nominated directors to the 2018 Annual Meeting • Gov & Nom Committee Failed Succession Planning • Board attempted to replace the 11th direct vacancy AFTER the annual shareholder meeting- denying shareholders an opportunity to vote on the director • Unless, directly contrary to Ashland's stated claims, Board had no intention of retiring Barry Perry- which is why the Board had no replacement when announcing his retirement • Board has not attempted to speak directly with Cruiser about their 2018 Nominees • Jerome Peribere is the ONLY member currently on the Board nominated by shareholders • Not the two implied by Ashland when they state they have already nominated two directors to the Board in the past five years

CRUISER CAPITAL
ADVISORS, LLC

Ashland: Obfuscating Reality

Ashland Misleading Narrative	Reality
Ashland has Exhibited Operational Excellence, Outperformance of TSR & Has Successfully Executed Numerous Restructurings	• Bill Wulfsohn's TSR has underperformed the market during his tenure as CEO. Board promotes TSR statistics that no shareholder, including Board members themselves, could ever conceivably have achieved. • Ashland claims to have delivered more than $750mm of savings from restructurings over past ten years. However, Ashland reported consolidated EBITDA of $683 million in fiscal 2018- nearly $70 million less than the purported "cost savings" alone
"{The Shareholder's} Nominees Are Not Additive to the Board"	• **All four have strong R&D/Science and Technology backgrounds – areas the current board is lacking.** • **All four of Cruiser's nominees would be highly additive to Ashland's Board.** • **All are clearly aligned with shareholders.** All four have invested personal capital, sit on public boards and have purchased more stock of Ashland than the entire combined.

CRUISER CAPITAL ADVISORS, LLC

Board Abolished Shareholder's Ability to call a Special Meeting

- Ashland's board removed the ability for shareholders to call a special meeting when the Company reincorporated to Delaware as part of the Valvoline spin-off

- Shareholders of the Kentucky-domiciled company had the right to call a special meeting

- Governing documents of the new holding company did not allow shareholders to call a special meeting

  - Ashland amended their bylaws a year later within two weeks of Cruiser Capital submitting directors to stand at the 2018 Annual Meeting

- Shareholders now have the ability to call a special shareholder meeting, but **to effect change or amend bylaws a super majority vote of 80% is required**

  - This makes change virtually impossible

CRUISER CAPITAL ADVISORS, LLC

Ashland's Board Self-Preservation Entrenchment Tactics

- Ashland reduced the Board to 10 members and intended to add an 11th Director **_after_** the Annual meeting

- Only after Cruiser Capital publicly criticized Ashland's actions did they nominate Craig Rogerson to stand for election

CRUISER CAPITAL
ADVISORS, LLC

No Avenue for Shareholders to Express Concerns to the Board

- Per Corporate Guidelines, the Lead Independent Director and other Board members are to direct shareholders to the Chairman:

> ### XIII. Board Interaction with Outside Interested Parties
>
> The Board believes that management is responsible for communicating on behalf of the Company. However, at the request of management, individual Board members may meet or otherwise communicate with various constituencies that are involved with the Company. Where comments from the Board are appropriate, they will normally come from the Chairman

- This is problematic as the Chairman and CEO roles are combined

- This framework creates a circular loop that provides no avenue for shareholders to express concerns

CRUISER CAPITAL ADVISORS, LLC

Incumbent Governance & Nominating Committee Members

- <u>Failed to execute their fiduciary duties</u>
- Either <u>failed to replace a retiring director</u> or <u>allowed the Company to make a false claim</u>
- Decided against the Shareholder Nominees <u>without even speaking to them</u>
- Directed Russell Reynolds to make perfunctory calls



- **Michael Ward**
- Director Since: 2001
- Former CEO of CSX Corporation



- **Brendan Cummins**
- Director Since: 2012
- Governance & Nominating Chair



- **William Dempsey**
- Director Since: 2016
- Former EVP of Abbott Laboratories

CRUISER CAPITAL ADVISORS, LLC

<u>Separation of Chairman & CEO Roles</u>

1. The Chairman of the Board should be focused on the business of the Board (governance, setting the agenda, compensation etc.)

2. The CEO of the Company should be focused on the operations of the business (driving growth, cost reduction initiatives, margin improvement etc.)

3. Ashland has demonstrated shortfalls in both governance and operations

   – Wulfsohn as CEO is unable to find the time to present at most industry conferences (Goldman, Deutsche Bank, KeyBank, etc.)

   – Wulfsohn as Chairman is unable to find the time to meet knowledgeable shareholders in a timely fashion

4. We believe that the separation of these two roles will allow shareholders to achieve more



CRUISER CAPITAL
ADVISORS, LLC

Michael Ward

- 18 Years as an Ashland Director **since 2001**
- Paid over $3.5mm at Ashland
- CSX experienced dramatic improvement in cash flow per share following the replacement of Mr. Ward by an activist investor



CSX FCF per share Pre & Post Mike Ward

CSX Free Cash Flow Per Share

Substantial improvement after departure

Stagnant performance under Mike Ward

CRUISER CAPITAL ADVISORS, LLC

CSX Operating Expenses

- Like Ashland, CSX suffered from bloated SG&A under Mr. Ward
- SG&A was dramatically reduced following the exit of Mr. Ward



CSX SG&A % of Sales

Mike Ward as CEO — 2016: 32.5%

Post Mike Ward as CEO — 3Q 2018: 25.1%

4

High CEO Compensation Despite Lack of Execution

- ASI has consistently missed internal targets used for incentive compensation purposes
  - Performance of other divisions, particularly Valvoline, improved performance of consolidated Ashland which the CEO compensation was based on (and also got a 10% addition due to a "safety modifier")

Operating Income Business Unit	Hurdle (20%)	Target (100%)	Maximum (155.5%)*	Actual Adjusted Operating Income	Percent of Target Award Earned
FY 2016					
Specialty Ingredients	**230,767**	**307,689**	**332,304**	**236,361**	**27%**
Performance Materials	59,778	79,704	103,615	62,409	31%
Valvoline	329,346	387,466	426,213	404,248	124%
Ashland	645,069	803,194	896,628	735,942	66%
FY 2015					
Specialty Ingredients	**268,052**	**367,402**	**428,894**	**304,783**	**53%**
Performance Materials	39,217	52,289	62,747	88,212	156%
Valvoline	267,671	356,894	428,273	380,832	119%
Ashland	623,436	815,082	968,411	827,610	105%
FY 2014					
Specialty Ingredients	**229,050**	**305,400**	**366,480**	**271,180**	**64%**
* Water Technologies	92,251	123,001	147,601	123,001	100%
Performance Materials	76,307	101,743	122,092	119,552	149%
Valvoline	229,160	305,547	366,656	322,788	116%
Ashland	663,618	872,541	1,039,679	890,494	106%

** Divested*

Board compensated its CEO $13mm in both FY 2015 and FY 2016 despite ASI (the single most important division that now represents the entire company) drastically missing stated operational targets

CRUISER CAPITAL ADVISORS, LLC

Governance & Nominating Committee

- By not executing a responsible succession plan for a retiring director, the G&N members appear to have directly violated Ashland's Governance & Nominating Committee Charter (Section III 2)

- Governance and Nominating Committee members shall:

  "2. Identify Board members qualified to fill any vacancies on a committee of the Board"

> **How does this comply with their fiduciary duty to stockholders?**

Why Won't Ashland Speak with Knowledgeable Shareholders?

- Cruiser has offered to connect Bill and Allen with the Board and management since July 2018

- Not only has Ashland not reached out to Bill or Allen, they have requested that Bill and Allen are not even present on post-earnings review calls with Management

  – This is despite the fact that they are personal shareholders and have been available as a resource available to the company and management at no cost

From: Keith Rosenbloom <keithr@cruisercap.com>
Sent: Wednesday, August 01, 2018 4:44 PM
To: Bill Wulfsohn <BWulfsohn@ashland.com>; Seth Mrozek <SAMrozek@ashland.com>
Cc: David Hansen <DavidH@cruisercap.com>
Subject: Call tomorrow

Hello Bill,

We look forward to speaking with you tomorrow.

We would like to know if you would like us to see if we can have Bill Joyce and Allen Spizzo join the call?

Regards,

Keith

From: Seth Mrozek <samrozek@ashland.com>
To: Keith Rosenbloom; Bill Wulfsohn
Cc: David Hansen
Subject: RE: Call tomorrow

Good morning Keith, no thank you regarding your question below.

We look forward to speaking to you this morning at 11am ET.

Best,
Seth

CRUISER CAPITAL ADVISORS, LLC

Lead Independent Director

- While the Board selects a Lead Independent Director, Stockholders are able to vote on that Director with the knowledge that Director will serve as the Lead Independent Director

- This is an important role given Ashland's decision to combine the Chairman and CEO roles

- **Due to Ashland's failed succession planning, Ashland Investors will be denied the opportunity to confirm the Lead Independent Director at the 2019 Annual Meeting**

CRUISER CAPITAL
ADVISORS, LLC

Board Actively Violates Its Own Guidelines

- Ashland's Corporate guidelines call for the Lead Director to serve no more than three consecutive years

  III. Lead Director

  The Lead Independent Director may serve for no more than three consecutive years, provided, however, that the Board may extend the term of the Lead Independent Director in its discretion." – cite the specific section of the guidelines

  >>This is a policy implemented to encourage new perspective and limit entrenchment

- Barry Perry is in his 8th year as lead Independent Director

- Ashland had no intention of retiring Barry Perry, but succumbed to investor pressure

- Are there no other Board Members capable as serving as Lead Independent Director?

CRUISER CAPITAL ADVISORS, LLC

Current Board of Directors

This has been a reactive Board that has only taken steps to address operational and corporate governance issues after being pushed by shareholders

Board Member	Age*	Board Member Since	Tenure	Key History	Education	Compensation During Tenure
Brendan M. Cummins	66	2012	7	Former CIBA CEO	Institute of Company Accountants	1,429
William G. Dempsey	66	2016	3	Former EVP of Abbot	DePaul	617
Jay V. Ihlenfeld	66	2017	2	Former 3M VP	Purdue/Wisconson	504
Susan Main	59	2017	2	CFO of Teledyne	Cal State Fullerton	425
Barry W. Perry[1]	71	2007	12	Former CEO of Engelhard	University of Massachusetts	2,912
Mark C. Rohr	66	2008	11	CEO of Celanese, former CEO of Albermale	Mississippi State	2,433
Jerome Peribere	63	2018	1	Former Sealed Air CEO	Institut D'Etudes Politiques	321
Janice J. Teal	65	2012	7	Former Chief Scientifiic Officer for Avon	Mercer/Emory/NYU	1,306
Michael J. Ward	67	2001	18	Chairman of CSX	Maryland/HBA	3,774
Kathleen Wilson-Thompson	60	2017	2	EVP HR of Walgreens	Michigan/Wayne State	411
Total Independent Board						14,132
William A. Wulfsohn	55	2015	4	Chairmand & CEO of ASH	Michigan/Harvard	42,765
Total			**6.3**			**$56,897**

Notes: (1) Current Lead Independent Director & will retire at the 2019 Annual Meeting

CRUISER CAPITAL ADVISORS, LLC

5

Our Nominees



Dr. William H. Joyce

Dr. William H Joyce is one of the most successful chemical executives in history. He is the retired Chairman of the Board and Chief Executive Officer of Nalco, Hercules Inc., Union Carbide Corporation and Vice Chairman of Dow Chemical. Dr. Joyce sits on the Board of Directors of Hexion Inc. He is CEO of a high-tech start up company. **He currently is an indirect owner of over 470,000 shares ($40mm) of Ashland stock**



Notable Accolades
*   Active member of scientific bodies and panels and was awarded the National Medal of Technology from President Clinton in 1993
*   Elected to the National Academy of Engineering in 1994
*   2003 Perkin Medal from the Society of Chemical Industry
*   Outstanding Achievement Award and Lifetime Award from the Society of Plastics Engineers in 2008
*   Selected as one of the hundred most successful engineers of the century by the American Institute of Chemical Engineers

Board Experience
*   In 2018 he become Vice Chairman and Committee Chair of the Fermi Research Alliance
*   Director and Committee Chair of Hexion Inc.
*   Current trustee and Vice Chairman trustee of the Universities Research Association
*   Former elected chairman of the Society of the Plastics Industry
*   American Chemistry Council executive board member
*   Former director and audit committee chairman of CVS
*   Former director on the boards of El Paso, Celanese, and Reynolds Metal
*   One of the first Board Leadership Fellows of the National Association of Corporate Directors

Education
*   BS in Chemical Engineering from Penn State University
*   MBA with distinction and a PhD in Business from New York University
*   Received the McDowell award as the outstanding graduate student relating to his doctoral studies at New York University

CRUISER CAPITAL ADVISORS, LLC

Dr. Joyce has the Proven Experience Necessary to Elevate Ashland

> **Dr. Joyce has driven business improvement, and created shareholder value at multiple chemical companies**



Union Carbide Corporation, a Dow Jones 30 Industrial company, was facing bankruptcy. Share price under the improvement program led by Dr. Joyce moved from four ($4.00) dollars a share to $66 in 7½ years. This improvement was driven by cost reduction without reducing the headcount of plant or sales employees

HERCULES

Hercules had broken its bank covenants, lost a proxy fight, and declared impossible to fix by the past president who was brought back to fix the company. In a turnaround effort led by Dr. Joyce, share price stopped its freefall as the program started and the share price moved from $6.50 to $15 in one year. Earnings continued to improve but new lawsuits that emerged relating to asbestos from a business divested 30 years ago stopped the price appreciation of shares. The company with continually improving earnings, was able to carry and pay off the lawsuits without a share price drop and emerged successfully



Nalco, while profitable, had not grown in 20 years when Dr. Joyce began the turnaround efforts. Under the improvement program, the company reached double-digit growth in one and a half years. The value per share rose seven times to $25.00 per share. One dollar initially invested in Union Carbide with proceeds re-invested first in Hercules and then again in Nalco would show a return of about $400 over the 14 ½ years

CRUISER CAPITAL ADVISORS, LLC

Allen A. Spizzo



Allen A. Spizzo is a business and management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries. He also serves as an investment advisor and asset management trustee

Relevant Experience
- Vice President and Chief Financial Officer of Hercules Inc. a former S&P 500 company, from March 2004 until the company was sold to Ashland Inc.
- Vice President, Corporate Affairs, Strategic Planning and Corporate Development of Hercules from July 2002 to March 2004
- Vice President, Investor Relations and Strategic Planning of Hercules from 2000 to July 2002.
- Prior to these roles, he served in other capacities with Hercules since 1979

Previous Board Experience
- Current member of the Board of Directors and a member of the Audit and Compensation Committees at Ferro Corporation (NYSE: FOE), a global specialty materials business
- Current member of the Board of Directors member at Global Specimen Solutions, Inc., a privately held informatics company serving the pharmaceutical and biotech industries until its sale to LabCorp in 2017
- recently served on the Board of Directors of OM Group, Incorporated (formerly NYSE: OMG), a global specialty chemicals and materials company, until its sale in 2015
- Recently served on the A. Schulman (SHLM) Board of Directors, a global plastic compounding company until its sale in 2018

Education
- BS in Chemical Engineering from North Carolina State University and an MBA from University of Akron

CRUISER CAPITAL ADVISORS, LLC

Patrick E. Gottschalk

Patrick Gottschalk is a global business leader with over 30 years experience. He is skilled at driving complex organizations to increase focus on key business improvement levers and increase value capture.



Relevant Experience
- Former Chairman and CEO of Union Carbide from 2007 until 2012
- President of Coatings, Monomers and Additives, a multi-billion dollar business within The Dow Chemical Co. from 2012 until 2016
- While working at two of the leading Material Science companies (Union Carbide and Dow Chemical) Mr. Gottschalk was specifically selected to lead three different turnaround opportunities as Business Director, Vice President and finally Division President
- His approach focused on strong fundamental execution (sales, manufacturing, safety, capital allocation and quality) and then focusing the business on key areas with competitive advantage to increase growth. Cumulative value growth (NPV) exceeded $1B for these businesses

Board Experience
- Current director and member of the Audit and Health, Safety and Environment Committees at Superior Plus (TSX:SPB)
- Selected by Dow Chemical to serve as Chairman of the Board for Union Carbide, a wholly owned subsidiary, which he served on from 2007-2012

CRUISER CAPITAL ADVISORS, LLC

Carol S. Eicher



Carol brings 30 years of manufacturing, commercial and executive leadership experience in the chemical industry. Throughout her career, she has led global specialty chemicals businesses serving a broad array of end use markets from construction and infrastructure to household and personal care

Relevant Experience
- Previously served as President and Chief Executive Officer, for Innocor Inc., a designer and manufacturer of home furnishings company
- Former Business President of Coating Materials and Building and Construction for The Dow Chemical Company, a manufacturer and a $5 billion global business and seller of chemicals, plastic materials and other specialized products
- Served as an executive officer and held multiple business leadership roles at Rohm and Haas and Ashland, Inc.
- 13-year career at DuPont various in manufacturing leadership roles.

Board Experience
- Current director, governance committee chair, compensation committee member, and former audit committee member at Tennant Company, a cleaning products and solutions company
- Current director at Aurora Plastics where she is a member of the Audit Committee.
- Current director and treasurer for Fairmount Park Conservancy, a nonprofit corporation since 2005
- Director at A. Schulman from 2017 to 2018 until its sale to LyondellBasell Industries

Education
- Bachelor's degree in chemical engineering from the University of Pennsylvania in Philadelphia and her MBA from York College of PA.

CRUISER CAPITAL ADVISORS, LLC

Some of Bill Joyce's accomplishments and experience that Ashland claims are not "additive":

Awards

- National Medal of Technology from President Clinton for UNIPOL fluid bed process
  - Over half of all new polyethylene plants us this technology
  - Developed and directed the licensing of the Unipol fluid bed polymerization process. Collecting billions of dollars of licensing fees. UNIPOL capacity is currently 48 billion pounds of production annually

- Perkin Medal Recipient – Per Wikipedia, The Perkin Medal is an award given annually "to a scientist residing in America for an "innovation in applied chemistry resulting in outstanding commercial development." It is considered the highest honor given in the US chemical industry."

- Outstanding Achievement and Lifetime Award from the Society of Plastics Engineers

- One of the 100 most successful engineers of the century by the American institute of chemical engineers

Achievements

- Invented semiconductor layer on power cable to improve life and voltage resistance
  - Invention is used on all power cable today

- Directed technology and commercial programs that introduced linear low density polyethylene - the fastest growing large volume plastic ever - to the world.

- Invented process that permitted the large scale introduction of cross linked polyethylene to the wire and cable industry and lead the commercial programs to convert the world from lead sheath oil paper cable to cross linked polyethylene

- Lead and financed the startup company that developed protective systems to shield the national electric grid and local electric systems from electromotive pulses (EMP) originated from solar upsets, nuclear explosions or man made devices

- Received 14 patents covering other inventions

- Using proprietary work process redesign, $1.7Bn of fixed cost was saved from Union Carbide, Hercules and Nalco averaging over $100 million per year while growing sales volumes

CRUISER CAPITAL ADVISORS, LLC

<u>Change is Needed</u>

Ashland has clear, urgent operational and corporate governance problems.

Our nominees are perfectly positioned to help – and drive value for all stockholders.

CRUISER CAPITAL
ADVISORS, LLC

ELEVATE ASHLAND

YOUR VOTE IS IMPORTANT

VOTE <u>FOR</u> THE CRUISER CAPITAL NOMINEES ON THE <u>WHITE</u> PROXY CARD TODAY

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ADVISORS, LLC

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